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SEC FILE NUMBER
8-70629

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: InvestorLink Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5526 Long Lane
(No. and Street)

Doylestown (City) PA (State) 18902 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederick C. Teufel, Jr. (Name) 610 308 9911 (Area Code – Telephone Number) fred@vigilantllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

September 18, 2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Matthew J. Michel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of InvestorLink Capital Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Kevin Moore, NOTARY PUBLIC
Montgomery County
My Commission Expires 06/26/2025
Commission Number 1277481

Signature:

Title:
Founder and Managing Partner

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
InvestorLink Capital Markets, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of InvestorLink Capital Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as the Company's auditor since 2021
Huntingdon Valley, Pennsylvania
February 26, 2024

InvestorLink Capital Markets, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	81,341
Receivable from clearing broker		10,997
Deposit with clearing broker		125,000
Other Assets		21
Total assets	$	217,359
Liabilities and Member's Equity		
Liabilities		
Due to holding company	$	52,397
Clearing fees payable		20,933
Accrued expenses		22,349
Total liabilities		95,679
Member's Equity		121,680
Total liabilities and member's equity	$	217,359

The accompanying notes are an integral part of this financial statement.

Note 1 Organization and Nature of Business

Investorlink Capital Markets, LLC, (the "Company") was formed on October 20, 2020 as a Delaware Limited Liability Company (LLC). The Company is wholly owned by Harvest Financial Technology, LLC (Harvest) and is an SEC registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority. The Company was granted membership on June 10, 2021, and began operations as a broker-dealer on July 12, 2021. The Company provides for the purchase of equity securities, specifically initial public offerings ("IPO"), follow-on or secondary offerings, private placements and municipal securities. The Company's clients are other registered broker-dealers that otherwise would not have the same access to the underwriting syndications as the Company. The Company does not act as a custodian of or otherwise hold funds or securities. The US Dollar is the functional currency of the Company.

Note 2 Significant Accounting Policies

Basis of Presentation

This financials statement is presented in accordance with accounting principles generally accepted in the United States ("GAAP") and in accordance with AICPA's Audit and Accounting Guide Brokers and Dealers in Securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concessions Income and Concessions Reallowance

The Company, in performing its duties and responsibilities as a Selling Group Member, enters into Master Selected Dealer Agreements ("MSDA") with sell-side underwriting firms. MSDAs are industry standard contracts between underwriters and selling dealers designed to assure that each party to the agreement will adhere to the regulatory requirements associated with registered public offerings. The Company also enters into MSDAs with contracted broker-dealers acting as selling group participants ("Selling Dealers"). To participate in IPOs and follow-on Public Offerings of securities that are made available by the Company, the Company enters into MSDAs with registered broker-dealer clients that set forth the terms and conditions for contracted Selling Dealers. The specific selling concession amount and concession reallowance varies on a

transaction-by-transaction basis and is determined by the type of transaction, the underwriting bank and the negotiated split between the Company and its registered broker-dealer clients.

In addition, the Company has a Clearing Agreement (see Note 3) with its clearing agent for processing transactions with broker-dealer clients. All transactions are regular-way securities transactions, with known and disclosed fees at the time of the transaction. Securities transactions generally are settled in two business days. None of the agreements described herein contain conditional or deferred forms of financial consideration, have multiple performance obligations (as there is only one performance obligation), variable forms of financial consideration or financial consideration based on performance factors.

The Company recognizes Concessions Income and the associated Concessions Reallowance on the trade date (the date on which the sell-side dealer allocates securities to the Company and the Company allocates securities to the Selling Dealers). The Company believes that the trade date is the appropriate point in time to recognize revenue for Selling Group Member transactions as there are no significant actions which the Company needs to take subsequent to this date and the Selling Group obtains the control and benefit of the capital markets offering at that point.

Income Taxes

As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments.

Cash and Cash Equivalents

Cash consists of deposits with banks. The Company considers all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and clearing broker deposit approximates fair value.

InvestorLink Capital Markets, LLC
Notes to Financial Statements (Continued)
December 31, 2023

Note 3 Clearing Broker

The Company entered into an agreement with a registered clearing broker, whereby the clearing broker executes the Company's and client trades. Net concessions earned are credited to an account in the Company's name. On months that don't coincide with a quarter-end, the Clearing Broker remits the net concessions earned by the Company prior to the pre-established cutoff date, less actual clearing fees. Net concessions received after the cutoff date are remitted to the Company the following month and are accounted for as receivable from clearing firm. On months that coincide with a quarter-end, the Clearing Broker remits net concessions earned by the Company prior to the pre-established cutoff date, less any difference between the actual clearing fees charged for the quarter and the minimum charge for the quarter, if applicable .

In addition, under the agreement with the clearing broker, the Company was required to make a clearing deposit to a segregated account maintained by the clearing broker. The deposit totaled $125,000 as of December 31, 2023. Both the receivable from the clearing broker and the clearing deposit are considered allowable assets by the Company for net capital purposes.

Further, the agreement with the clearing broker requires the Company to pay a clearing fee to the clearing firm in an amount that is based on the number of transactions that are cleared each month, subject to a minimum amount charged by the clearing broker regardless of the number of transactions cleared. The minimum charge is currently $7,500 per month, subject to change based on the Company's performance and the general business environment, the fee is assessed monthly but paid quarterly.

Note 4 Related Party Transactions and Balances (Expense Sharing Agreement, Loan from Holding Company)

The Company has entered into an expense sharing agreement with Harvest. Under the agreement, Harvest has agreed to assume certain expenses of Investorlink. Specific expenses that may be assumed by Harvest include marketing, employee compensation, legal and professional fees and other overhead costs of Investorlink..

The Company signed a revolving promissory note in the amount of $100,000 with Harvest on July 26,2021. The interest rate on the note is 2% per annum on the amount drawn. Interest on the outstanding principal is payable annually on July 26. The note matures on July 24, 2024. As of December 31, 2023, the Company has drawn down a total of $52,000 and has an outstanding balance of $52,000 as of that date.

Note 5 Significant Risks, Uncertainties and Contingencies The Company's business is subject to significant capital markets risk. Currently, the Company's revenue is generated from commissions earned from new issue equity capital market transactions. The number of new issue offerings tends to be related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces the Company's ability to earn commission-based revenues.

Note 6 Net Capital Requirements

The Company is subject to Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2023, the Company had net capital of $121,659, which was $71,659 in excess of the amount required to be maintained at that date. At December 31, 2023, the Company had a ratio of aggregate indebtedness to net capital of 0.78.

Note 7 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 26, 2024, the date of filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements of December 31, 2023.